SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 7)
AMERICAN SPECTRUM REALTY, INC.
(Name of Issuer)
COMMON STOCK, $.01 par value

(Title of Class of Securities)
02970Q 10 4

(CUSIP Number)
WILLIAM J. CARDEN
American Spectrum Realty, Inc.
5850 San Felipe, Suite 450 Houston, TX 77057
(713) 706-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 24, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02970Q 10 4	SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William J. Carden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		163,454

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		352,730

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		163,454

WITH	10	SHARED DISPOSITIVE POWER

		352,730

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	516,184

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	34.1%

14	TYPE OF REPORTING PERSON

	IN

*********************
Item 1. Security and Issuer
Common Stock, $0.01 par value.
American Spectrum Realty, Inc.
5850 San Felipe, Suite 450
Houston, TX 77057
Item 2. Identity and Background
(a), (b)	and (c) This statement on Schedule 13D is being filed by William J. Carden. The business address of Mr. Carden is 5850 San Felipe, Suite 450, Houston, TX 77057. Mr. Carden is a Director, Chairman of the Board, President and Chief Executive Officer of the Issuer.

(d)	During the past five years, Mr. Carden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Carden has not been convicted in a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Carden is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Carden and his affiliates have used their own funds to purchase the Common Stock purchased by them.
Item 4. Purpose of Transaction
     Mr. Carden and his affiliates have acquired the Issuer’s securities for investment purposes.
     As described in Item 6, Mr. Carden, Timothy R. Brown and John N. Galardi intend to purchase additional shares of Common Stock, jointly, in open market transactions.
     Mr. Carden or his affiliates may, in addition, make additional purchases of securities of the Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer’s business prospects and financial condition, the market for securities, other available investment opportunities, money and stock market conditions and other future developments.
     Depending on these factors, Mr. Carden or his affiliates may decide at any time to sell all or part of its holdings of the Issuer’s securities in one or more public or private transactions.

Item 5. Interest in Securities of the Issuer
(a)	The aggregate number of shares of the Common Stock beneficially owned by Mr. Carden is 516,184. The percentage of the shares of the Common Stock beneficially owned by Mr. Carden is 34.1%.

(b)	Mr. Carden has the power to vote and to dispose of shares of Common Stock as follows:

(i) Sole power to vote or to direct the vote:	163,454
(ii) Shared power to vote or to direct the vote:	352,730
(iii) Sole power to dispose or to direct the disposition of:	163,730
(iv) Shared power to dispose or to direct the disposition of:	352,730
The shares reported as beneficially owned by Mr. Carden exclude 111,879 shares, which include 64,313 shares owned by Mr. Carden’s wife, 7,500 shares owned by her individual retirement account and 40,066 shares issuable on exchange of units in American Spectrum Realty Operating Partnership, L.P. (the “Operating Partnership”) held by Mr. Carden’s wife. Mr. Carden disclaims beneficial ownership of the shares referred to in this paragraph.
(c)	On February 24, 2009, Mr. Carden acquired 19,601 share of Common Stock through an exchange of units in the Operating Partnership. Each four Operating Partnership units are exchangeable for one share of Common Stock, or at the option of the Issuer, cash equal to one share of Common Stock for each four units exchanged.

Additionally, during the past 60 days, Mr. Carden, Mr. Galardi and Mr. Brown have jointly purchased shares of Common Stock as follows (See Item 6):

Date	Number of Shares	Price Per Share
January 7, 2009	58	$24.19
January 8, 2009	58	23.85
January 9, 2009	58	21.50
January 12, 2009	57	20.79
January 16, 2009	57	20.80
January 20, 2009	33	21.31
January 23, 2009	33	19.95
January 26, 2009	81	20.00
January 29, 2009	81	19.50
January 30, 2009	81	20.50
January 31, 2009	68	20.00
February 3, 2009	68	19.81
February 4, 2009	68	19.99
February 5, 2009	68	21.00
February 9, 2009	146	20.94
February 10, 2009	146	19.00
February 18, 2009	184	20.25

Date	Number of Shares	Price Per Share
February 24, 2009	232	20.25
February 25, 2009	232	20.50
February 26, 2009	232	20.76
March 6, 2009	222	17.38
Each of these purchases was effected in open market transactions on the NYSE Alternext US.

(d)	With respect to the shares jointly purchased by Messrs. Carden, Brown, Galardi, the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares are shared by Messrs. Carden, Brown and Galardi.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Mr. Carden, Timothy R. Brown and John N. Galardi intend to jointly purchase, commencing December 26, 2007, up to 300,000 shares of Common Stock, and Messrs. Carden, Brown and Galardi may be deemed to constitute a group with respect to any such shares. Messrs. Carden, Brown and Galardi have jointly purchased 90,327 shares of Common Stock through March 9, 2009.
     Mr. Carden, Timothy R. Brown and John N. Galardi also purchased 55,172 shares of Preferred Stock from the Issuer on December 31, 2008. Each share of Preferred Stock was purchased for $29.00 and is entitled to annual dividends, payable quarterly, at an annual rate of 15%, and to a preference on liquidation equal to the following: (a) if on or prior to December 31, 2011, the sum of $29.00 and any accrued and unpaid dividends or (b) if after December 31, 2011, the greater of (x) the sum of $29.00 and any accrued and unpaid dividends or (y) the amount which would be paid on account of each share of Common Stock upon liquidation if each share of Preferred Stock had hypothetically been converted into one share of Common Stock. The Preferred Stock is not required to be redeemed by the Issuer and the holders will have no right to require redemption. The Preferred Stock is redeemable at the option of the Issuer at any time after December 31, 2011. The shares were issued in a private transaction exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended.
Item 7. Material to Be Filed as Exhibits
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2009

/s/ William J. Carden
William J. Carden